UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2021

001-40614

(Commission File Number)

INTERCURE LTD.

(Exact name of Registrant as specified in its charter)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated November 15, 2021
99.2	Press Release dated November 15, 2021
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine-month periods ended September 30, 2021 and 2020
99.4	Interim Condensed Consolidated Financial Statements for the period ended September 30, 2021 (Unaudited)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intercure Ltd.

Date: November 17, 2021	By:	/s/ Amos Cohen
Amos Cohen Chief Finance Officer

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